SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 May 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Changes to System Fund Arrangements dated 03 May 2024

Exhibit No: 99.1

This announcement contains inside information

3 May 2024

InterContinental Hotels Group PLC

Changes to System Fund arrangements

InterContinental Hotels Group PLC ('IHG' or 'the Company') today announces changes to its System Fund ('the Fund') arrangements. Given the highly successful growth and development of the IHG One Rewards loyalty programme, IHG has now established new terms that govern assessment fees that owners pay into the Fund and the sharing arrangements for ancillary fee streams such as those related to the sale of loyalty points.

IHG manages the Fund for the benefit of hotels within the IHG system. Owners pay contributions into the Fund, which include a marketing and reservation assessment and a loyalty assessment. Certain other ancillary revenues are also included in the Fund. System Fund revenues in 2023 totalled $1,564m, up by $331m or 27% from five years earlier. IHG uses the Fund to make substantial investments including but not limited to: marketing the individual hotel brands and masterbrand; delivering a leading loyalty programme, IHG One Rewards; and developing and implementing powerful technology, such as the Global Reservation System, the IHG mobile app and digital channels, and the new Revenue Management System. These substantial System Fund investments thereby strengthen the whole IHG enterprise.

The Fund is not managed to a profit or loss for IHG over the longer term, but for the benefit of hotels in the IHG system.

The growth in the System Fund reflects the increase in IHG's system size, expansion of the IHG One Rewards programme, and the success of IHG's overall enterprise in driving more revenues to hotels in the system.

Following a review of IHG's owner charges, IHG is lowering its standard loyalty assessment fee that owners pay into the Fund. IHG is also today announcing to owners other marketing and loyalty programme benefits, including increasing certain Reward Night reimbursements that owners receive back out of the Fund when points are redeemed for stays, which will additionally improve IHG's overall owner offer and owner economics.

The Fund has received a growing stream of ancillary revenues such as those from the sale of IHG One Rewards loyalty points. Historically, IHG has allowed the full revenue generated on the sale of loyalty points to be included in the System Fund. A portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, will now be recognised by IHG within its results from reportable segments. Initially 50% of this will be recognised by IHG in 2024, which is estimated to deliver approximately $25m incrementally to revenue and operating profit from reportable segments. This will annualise in 2025 when 100% will be recognised by IHG. There is also expected to be further growth in future years as the number of points sold continues to grow, and due to the ramp-up effect of the IFRS 15 accounting standard which defers revenue recognition until redemption of the points previously sold.

As previously set out within the Company's update on strategic priorities in February 2024, IHG is actively developing opportunities to grow ancillary fee streams such as points sales. These also enhance fee margin, and are in addition to the 100-150bps annual improvement in fee margin on average over the medium to long term that IHG expects to be achieved through operational leverage.

IHG's hotel owners benefit from the substantial scale and efficiency of the System Fund and will continue to do so as it further grows and as the overall enterprise achieves new levels of strength. Across all the changes being made to the System Fund arrangements, IHG and the IHG Owners Association have worked together to ensure that the overall capacity and effectiveness of the Fund to invest and spend on behalf of all IHG system hotels remains strong, and that the operation of the Fund continues to be on a net nil surplus/deficit basis over the longer term.

For further information, please contact:

Investor Relations:   Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:      Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

For the purposes of the Market Abuse Regulation, the person responsible for arranging the release of this announcement is Nicolette Henfrey, EVP, General Counsel & Company Secretary.

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has more than 6,300 open hotels in over 100 countries, and a development pipeline of over 2,000 properties.

●    Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●    Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels

●     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

●     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	03 May 2024